As filed with the Securities and Exchange Commission on July 9, 2010

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-9

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CANADIAN IMPERIAL BANK OF COMMERCE

(Exact name of Registrant as specified in its charter)

Canada	6029	13-1942440
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Commerce Court

Toronto, Ontario, Canada M5L 1A2

(416) 980-2211

(Address and telephone number of Registrant’s principal executive offices)

Michael G. Capatides

Chief Administrative Officer and General Counsel

Canadian Imperial Bank of Commerce

425 Lexington Avenue – 3rd Floor

New York, New York, 10017

(212) 667 8301

(Name, address, and telephone number of agent for service in the United States)

Copies to:

Edward S. Best	Ernest D. McNee	Christopher W. Morgan
Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois U.S.A., 60606 (312) 701-7100	Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court Toronto, Ontario, Canada M5L 1A9 (416) 863-2400	Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 477-4700

Approximate date of commencement of proposed sale to the public:

From time to time after the date this Registration Statement is declared effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check appropriate box below):

1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than seven calendar days after filing).
2.	☐	pursuant to Rule 467(b) on at (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
3.	☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.	☐	after the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per Security(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Senior Debt Securities and Subordinated Debt Securities	U.S.$8,000,000,000	100%	U.S.$8,000,000,000	U.S.$570,400

(1)	This Registration Statement also covers an undeterminable amount of the registered securities that may be reoffered and resold on an ongoing basis after their initial sale in market-making transactions by affiliates of the Registrant.
(2)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate initial offering price of U.S.$8,000,000,000.
(3)	Estimated solely for purposes of calculating the registration fee.
(4)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Short Form Base Shelf Prospectus

New Issue	July 9, 2010

Canadian Imperial Bank of Commerce

(a Canadian chartered bank)

Commerce Court,

Toronto, Ontario, Canada

M5L 1A2

US$8,000,000,000

Senior Debt Securities

Subordinated Debt Securities (subordinated indebtedness)

Canadian Imperial Bank of Commerce (“CIBC”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated debt securities (the “Senior Debt Securities”) that would constitute deposit liabilities of CIBC for purposes of the Bank Act (Canada) (the “Bank Act”) and (ii) unsecured subordinated debt securities (the “Subordinated Debt Securities” and, together with the Senior Debt Securities, the “Debt Securities”), that would constitute subordinated indebtedness of CIBC for purposes of the Bank Act.

CIBC is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with accounting principles generally accepted in Canada, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable to financial statements of United States companies. Beginning with its interim consolidated financial statements for the three-month period ended January 31, 2012, CIBC will prepare its financial statements, including comparative information, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Prospective investors should be aware that the acquisition of the Debt Securities described herein may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in, or citizens of, Canada or the United States may vary depending on their particular situation and the description of such consequences herein may not address all of the consequences that are applicable to those particular situations.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CIBC is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of CIBC and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Debt Securities offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). Information as to a particular offering that is not included in this short form base shelf prospectus (the “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. CIBC may sell up to US$8,000,000,000 in aggregate initial offering price of Debt Securities (or the U.S. dollar equivalent thereof at the time of issuance, if any, of the Debt Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments hereto, remains valid.

The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of CIBC or the holder, any exchange or conversion terms and any other specific terms.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

The Debt Securities may be sold through underwriters or dealers, by CIBC directly pursuant to applicable statutory exemptions or through agents designated by CIBC from time to time. See “Plan of Distribution”. Each Prospectus Supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Debt Securities, and will also set forth the terms of the offering of such Debt Securities including the net proceeds to CIBC and, to the extent applicable, any fees payable to the underwriters, dealers or agents. The offerings are subject to approval of certain legal matters on behalf of CIBC.

References to “$” and “Cdn$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Plan of Distribution” and “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement.

The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Forward-Looking Statements

This Prospectus, including documents filed with Canadian securities regulators and the SEC that are incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of certain securities laws. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include:

•	credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risks;

•	legislative or regulatory developments in the jurisdictions where CIBC operates;

•	amendments to, and interpretations of, risk-based capital guidelines and reporting instructions;

•	the resolution of legal proceedings and related matters;

•	the effect of changes to accounting standards, rules and interpretation;

•	changes in CIBC’s estimate of reserves and allowances;

•	changes in tax laws;

•	changes to CIBC’s credit ratings;

•	political conditions and developments;

•

the possible effect on CIBC’s business of international conflicts and any wars on terror, natural disasters, public health emergencies, disruptions in public infrastructure and other catastrophic events;

•	reliance on third parties to provide components of CIBC’s business infrastructure;

•	the accuracy and completeness of information provided to CIBC by clients and counterparties;

•	the failure of third parties to comply with their obligations to CIBC and its affiliates;

•	intensifying competition from established competitors and new entrants in the financial services industry;

•	technological change;

•	global capital market activity;

•	changes in monetary and economic policy;

•	currency value fluctuations;

•	general business and economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations;

•	changes in market rates and prices which may adversely affect the value of financial products;

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CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels;

•	changes in client spending and saving habits;

•	CIBC’s ability to attract and retain key employees and executives; and

•	CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. See “Risk Factors” in this Prospectus. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.

Available Information

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, CIBC is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, CIBC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. CIBC’s reports and other information filed with or furnished to the SEC are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s EDGAR System (http://www.sec.gov). Any document CIBC files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. CIBC’s common shares are listed on the New York Stock Exchange and reports and other information concerning CIBC may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

CIBC has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-9 with respect to the Debt Securities. This Prospectus forms a part of that registration statement. This Prospectus does not contain all of the information that is set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit to the registration statement, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to CIBC and the Debt Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:

(i)	CIBC’s Annual Information Form dated December 2, 2009 (“CIBC’s 2009 AIF”), which incorporates by reference portions of CIBC’s Annual Accountability Report for the year ended October 31, 2009 (“CIBC’s 2009 Annual Accountability Report”);

(ii)	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2009, together with the auditors’ report thereon (“CIBC’s 2009 Financial Statements”);

(iii)	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2009 (“CIBC’s 2009 MD&A”) contained in CIBC’s 2009 Annual Accountability Report;

(iv)	CIBC’s comparative unaudited interim consolidated financial statements for the three-month and the six-month periods ended April 30, 2010 included in CIBC’s Report to Shareholders for the Second Quarter, 2010 (“CIBC’s 2010 Second Quarter Report”);

(v)	CIBC Management’s Discussion and Analysis of results of operations contained in CIBC’s 2010 Second Quarter Report; and

(vi)	CIBC’s Management Proxy Circular dated January 14, 2010 regarding CIBC’s annual meeting of shareholders held on February 25, 2010.

All documents required to be incorporated by reference in this Prospectus and any news releases filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus and during the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the registration statement of which this Prospectus forms a part.

A Prospectus Supplement containing the specific terms in respect of any Debt Securities will be delivered, together with this Prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Debt Securities to which such Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When a new annual information form, annual financial statements, related management’s discussion and analysis and information circular are filed by CIBC and, where required, accepted by the applicable securities regulatory authorities, during the term of this Prospectus, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports and information circulars filed by CIBC prior to the commencement of CIBC’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Upon such new filings of interim financial statements and related management’s discussion and analysis during the term of this Prospectus, the previous interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sale of Debt Securities hereunder.

Presentation of Financial Information

CIBC prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 30: Reconciliation of Canadian and United States Generally Accepted Accounting Principles” in the CIBC’s 2009 Financial Statements. Beginning with its interim consolidated financial statements for the three-month period ended January 31, 2012, CIBC will prepare its financial statements, including comparative information, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC will be permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

Additionally, CIBC publishes its consolidated financial statements in Canadian dollars.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act. CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus. See “Documents Incorporated by Reference” in this Prospectus.

Prior Sales

Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

Description of Debt Securities

The following describes the material terms of the Debt Securities. The Senior Debt Securities will be issued under a senior indenture (the “senior indenture”), between CIBC and a trustee, the form of which is filed as an exhibit to the registration statement of which this Prospectus forms a part. The Subordinated Debt Securities will be issued under an indenture (the “subordinated indenture”), between CIBC and a trustee, the form of which is filed as an exhibit to the registration statement of which this Prospectus forms a part. The senior indenture and the subordinated indenture are sometimes referred to in this Prospectus collectively as the “indentures” and each individually as an “indenture.” The specific terms applicable to a particular issuance of Debt Securities and any variations from the terms set forth below will be set forth in the applicable Prospectus Supplement.

The following is a summary of the material terms and provisions of the indentures and the Debt Securities. You should refer to the forms of the indentures and the Debt Securities for complete information regarding the terms and provisions of the indentures and the Debt Securities. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the events of default, which are more limited in the subordinated indenture, and the provisions relating to subordination.

Ranking

Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.

The Senior Debt Securities will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law. The Subordinated Debt Securities will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated indenture.

In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.

Neither the Senior Debt Securities nor the Subordinated Debt Securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

When we refer to “Debt Securities” or “Debt Security” in this section, we mean both the Senior Debt Securities and the Subordinated Debt Securities.

General

We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the senior indenture and the subordinated indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.

This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in an applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplements accompanying this Prospectus. The specific terms of your Debt Security as described in the applicable Prospectus Supplements will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.

We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal and other relevant income tax considerations and other special considerations applicable to them. The Debt Securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in an applicable Prospectus Supplement relating to any of the particular Debt Securities. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material U.S. and Canadian tax considerations applicable to such Debt Securities, including whether and under what circumstances we will pay additional amounts on or for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the Debt Securities rather than pay the additional amounts.

When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series of Debt Securities is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series may differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.

We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplements will describe the terms of any series of Debt Securities being offered, including:

•	the title of the series of Debt Securities;

•	whether it is a series of Senior Debt Securities or a series of Subordinated Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;

•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions;

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if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions or provisions for redemption at our option or the option of the holder, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

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if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	any index, formula or other method used to determine the amount of payment of principal or premium, if any, and/or interest on the series of Debt Securities;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “— Events of Default” below;

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if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.

Market-Making Transactions

One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.

Covenants

Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.

Mergers and Similar Events

Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity, or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:

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When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

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The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.

We will not need to satisfy the conditions described above if we enter into other types of transactions, including:

•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.

It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.

Changes Requiring Consent of Each Holder. First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected by the change under a particular indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Consent. The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities described above under “— Changes Requiring Consent of All Holders” unless we obtain the individual consent of each holder of Debt Securities of the affected series to the waiver.

Changes Not Requiring Consent. The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.

Modification of Subordination Provisions. The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.

Further Details Concerning Voting. When seeking consent, we will use the following rules to decide the principal amount to attribute to a Debt Security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the trustee as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the Debt Securities or request a waiver.

Special Provisions Related to the Subordinated Debt Securities

The Subordinated Debt Securities will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on these Debt Securities.

If we become insolvent or are wound-up, the Subordinated Debt Securities issued and outstanding under the subordinated indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of CIBC then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.

For these purposes, “indebtedness” at any time means:

1.	the deposit liabilities of CIBC at such time; and

2.	all other liabilities and obligations of CIBC to third parties (other than fines or penalties that, pursuant to the Bank Act, are a last charge on the assets of CIBC in the case of insolvency of CIBC and obligations to shareholders of CIBC, as such) which would entitle such third parties to participate in a distribution of CIBC’s assets in the event of the insolvency or winding-up of CIBC.

“Subordinated indebtedness” at any time means:

1.	the liability of CIBC in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which will rank equally to CIBC’s outstanding subordinated indebtedness.

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplements.

Full Defeasance. If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•

We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•

We must deliver to the trustee a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

In the case of the Subordinated Debt Securities, the following requirement must also be met:

•

No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplements. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:

•

Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

Deliver to the trustee a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:

•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplements.

•	Any events of default relating to breach of those covenants.

If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?

Under the senior indenture, the term “event of default” means in respect of any series of Debt Securities any of the following:

•	We do not pay the principal of or any premium on a Debt Security of that series within five days of its due date.

•	We do not pay interest on a Debt Security of that series for more than 30 days after its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Under the subordinated indenture, the term “event of default” in respect of any series of Debt Securities means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.

Remedies If an Event of Default Occurs. If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the trustee must take the aforementioned action or the holders must direct the trustee to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled in certain circumstances, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the obligation to make such payment shall be subject to such prohibition.

You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default in which the trustee has the special duties described above, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the trustee. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture with respect to the Debt Securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:

•	the holder of the Debt Security must give the trustee written notice that an event of default has occurred and remains uncured;

•

the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the trustee take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•

the trustee has not received any direction from a majority in principal amount of all outstanding Debt Securities of the relevant series that is inconsistent with such written request during such 90-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will give to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.

Form, Exchange and Transfer

Unless we specify otherwise in an applicable Prospectus Supplement, the Debt Securities will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

If a Debt Security is issued as a registered global Debt Security, only the depositary will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.” Those who own beneficial interests in a global Debt Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”

Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

Holders may exchange or register the transfer of Debt Securities at the office of the trustee. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The trustee acts as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The trustee may require an indemnity before replacing any Debt Securities.

Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional agents, they will be named in the applicable Prospectus Supplements. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.

If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

The Trustee

The trustee makes no representation or warranty, whether express or implied, with respect to CIBC or the Debt Securities and other matters described in this Prospectus. The trustee has not prepared or reviewed any of the information included in this Prospectus, except the trustee has consented to the use of its name. Such approval does not constitute a representation or approval by the trustee of the accuracy or sufficiency of any information contained in this Prospectus.

Payment and Paying Agents

We will pay interest to the person listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in an applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the Debt Securities at the office of the paying agent or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.

Notices

We and the trustee will send notices regarding the Debt Securities only to registered holders, using the address as listed in the trustee’s records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustee or any other paying agent.

Governing Law

The indentures and the Debt Securities will be governed by New York law, except that the subordination provisions in the subordinated indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law in the senior indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

Legal Ownership and Book-Entry Issuance

In this section, we describe special considerations that will apply to registered Debt Securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Debt Securities. Then we describe special provisions that apply to global Debt Securities.

Who is the Legal Owner of a Registered Security?

Each Debt Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Debt Securities representing Debt Securities. We refer to those who have Debt Securities registered in their own names, on the books that we or the trustee maintains for this purpose, as the “registered holders” of those Debt Securities. Subject to limited exceptions, we and the trustee are entitled to treat the registered holder of a Debt Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Debt Security and to exercise all the rights and power as an owner of the Debt Security. We refer to those who own beneficial interests in Debt Securities that are not registered in their own names as indirect owners of those Debt Securities. As we discuss below, indirect owners are not registered holders, and investors in Debt Securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners. Unless otherwise noted in an applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. This means Debt Securities will be represented by one or more global Debt Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Debt Securities on behalf of themselves or their customers.

Under each indenture (and the Bank Act, in the case of subordinated indebtedness), subject to limited exceptions and applicable law, only the person in whose name a Debt Security is registered is recognized as the holder of that Debt Security. Consequently, for Debt Securities issued in global form, we will recognize only the depositary as the holder of the Debt Securities and we will make all payments on the Debt Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Debt Securities.

As a result, investors will not own Debt Securities directly. Instead, they will own beneficial interests in a global Debt Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Debt Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Debt Securities.

Street Name Owners. We may issue Debt Securities initially in non-global form or we may terminate an existing global Debt Security, as described below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Debt Securities in their own names or in street name. Debt Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Debt Securities through an account he or she maintains at that institution.

For Debt Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Debt Securities are registered as the holders of those Debt Securities, and we will make all payments on those Debt Securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Debt Securities in street name will be indirect owners, not registered holders, of those Debt Securities.

Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustee under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Debt Securities. We do not have obligations to investors who hold beneficial interests in global Debt Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Debt Security or has no choice because we are issuing the Debt Securities only in global form.

For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Debt Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Debt Securities. When we refer to “your Debt Securities” in this Prospectus, we mean the Debt Securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners. If you hold Debt Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Debt Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What is a Global Security?

Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. Each Debt Security issued in book-entry form will be represented by a global Debt Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Debt Security for this purpose is called the “depositary” for that Debt Security. A Debt Security will usually have only one depositary but it may have more. Each series of Debt Securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York (“DTC”);

•	Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”);

•	Clearstream Banking, société anonyme (“Clearstream”); or

•	any other clearing system or financial institution named in the applicable Prospectus Supplements.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Debt Security, investors may hold beneficial interests in that Debt Security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your Debt Securities will be named in the applicable Prospectus Supplements; if none is named, the depositary will be DTC.

A global Debt Security may represent one or any other number of individual Debt Securities. Generally, all Debt Securities represented by the same global Debt Security will have the same terms. We may, however, issue a global Debt Security that represents multiple Debt Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Debt Security a master global Debt Security. The applicable Prospectus Supplements will not indicate whether your Debt Securities are represented by a master global Debt Security.

A global Debt Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Debt Securities represented by a global Debt Security, and investors will be permitted to own only indirect interests in a global Debt Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Debt Security is represented by a global Debt Security will not be a holder of the Debt Security, but only an indirect owner of an interest in the global Debt Security.

If an applicable Prospectus Supplement for a particular Debt Security indicates that the Debt Security will be issued in global form only, then the Debt Security will be represented by a global Debt Security at all times unless and until the global Debt Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Debt Securities through another book-entry clearing system or decide that the Debt Securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global Debt Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Debt Securities and instead deal only with the depositary that holds the global Debt Security.

If Debt Securities are issued only in the form of a global Debt Security, an investor should be aware of the following:

•

an investor cannot cause the Debt Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Debt Securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to own their Debt Securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global Debt Security in circumstances in which certificates representing the Debt Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Debt Security, and those policies may change from time to time. We and the trustee will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Debt Security. We and the trustee also do not supervise the depositary in any way;

•

the depositary may require that those who purchase and sell interests in a global Debt Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•

financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Debt Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities, and those policies may change from time to time. For example, if you hold an interest in a global Debt Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Debt Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the trustee do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Debt Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Debt Securities, any beneficial owner entitled to obtain non-global Debt Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Debt Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global Debt Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Debt Securities it represented. After that exchange, the choice of whether to hold the Debt Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Debt Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”

The special situations for termination of a global Debt Security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Debt Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustee that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.

If a global Debt Security is terminated, only the depositary, and neither we nor the trustee for any Debt Securities, is responsible for deciding the names of the institutions in whose names the Debt Securities represented by the global Debt Security will be registered and, therefore, who will be the registered holders of those Debt Securities.

Considerations Relating to DTC

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

Purchases of Debt Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Debt Securities on DTC’s records. Transfers of ownership interests in the Debt Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.

In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Distribution payments on the Debt Securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to Clearstream and Euroclear

Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Euroclear and Clearstream may be depositaries for a global Debt Security. In addition, if DTC is the depositary for a global Debt Security, Euroclear and Clearstream may hold interests in the global Debt Security as participants in DTC.

As long as any global Debt Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Debt Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Debt Security and there is no depositary in the United States, you will not be able to hold interests in that global Debt Security through any securities clearance system in the United States.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Debt Securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the Debt Securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Earnings Coverage Ratios

Earnings coverage ratios will be provided as required in a Prospectus Supplement with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

Plan of Distribution

CIBC may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers or (iii) through agents. The Debt Securities may be sold in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Debt Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Debt Securities. The Prospectus Supplement for any of the Debt Securities being offered thereby will set forth the terms of the offering of such Debt Securities, including the type of Debt Security being offered, the name or names of any underwriters, the purchase price of such Debt Securities, the proceeds to CIBC from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the Prospectus Supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

CIBC may agree to pay the underwriters a commission for various services relating to the issue and sale of any Debt Securities offered hereby. Any such commission will be paid out of the general corporate funds of CIBC.

The Debt Securities may also be sold directly by CIBC at such prices and upon such terms as agreed to by CIBC and the purchaser or through agents designated by CIBC from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by CIBC to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with CIBC to indemnification by CIBC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

In connection with any offering of the Debt Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Debt Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation.

This Prospectus may be used by CIBC World Markets Corp. in connection with offers and sales of the Debt Securities in market-making transactions. In a market-making transaction, CIBC World Markets Corp. may resell a Debt Security it acquires from other holders, after the original offering and sale of the Debt Security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, CIBC World Markets Corp. may act as principal or agent, including as agent for the counterparty in a transaction in which CIBC World Markets Corp. acts as principal, or as agent for both counterparties in a transaction in which CIBC World Markets Corp. does not act as principal. CIBC World Markets Corp. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of CIBC may also engage in transactions of this kind and may use this Prospectus for this purpose. These affiliates may include, among others, CIBC World Markets Inc. The Debt Securities to be sold in market-making transactions include securities to be issued after the date of this Prospectus, as well as securities previously issued. CIBC does not expect to receive any proceeds from market-making transactions. CIBC does not expect that CIBC World Markets Corp. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to CIBC. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Conflicts of Interest

To the extent an initial offering of the debt securities will be distributed by an affiliate of CIBC, each such offering of debt securities will be conducted in compliance with the requirements of Rule 2720 of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of securities of an affiliate. To the extent an initial offering of the debt securities will be distributed by an affiliate of CIBC, such affiliate will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer. In the event that any FINRA member participates in a public offering of these debt securities the underwriting discounts and commissions on debt securities sold in the initial distribution will not exceed 8% of the offering proceeds.

Trading Price and Volume of CIBC’s Securities

The following chart sets out the trading price and volume of CIBC’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this Prospectus:

	Jun 09		Jul 09		Aug 09		Sept 09		Oct 09		Nov 09		Dec 09		Jan 10		Feb 10		Mar 10		April 10		May 10		June 10[1]
Common Shares High Low Vol (‘000)	$ $	59.03 52.70 42992	$ $	67.80 55.00 31602	$ $	69.67 61.94 34848	$ $	67.86 59.93 31664	$ $	66.54 61.30 22493	$ $	70.08 61.05 28080	$ $	71.48 66.77 26908	$ $	68.69 63.25 21338	$ $	70.10 62.60 19578	$ $	77.38 70.00 31043	$ $	77.25 72.04 26029	$ $	76.18 67.67 30481	$75.73 $66.12 31011
Pref. Series 18 High Low Vol (‘000)	$ $	22.67 21.12 140	$ $	23.24 21.50 151	$ $	24.49 22.75 199	$ $	24.40 23.46 154	$ $	23.85 22.36 78	$ $	23.45 22.77 197	$ $	24.19 23.35 154	$ $	24.05 23.63 99	$ $	23.90 23.11 97	$ $	23.79 21.90 187	$ $	22.42 21.42 239	$ $	22.50 21.75 189	$23.69 $22.45 145
Pref. Series 19 High Low Vol (‘000)	$ $	26.50 25.55 159	$ $	26.99 26.01 38	$ $	27.20 26.25 96	$ $	26.88 25.48 82	$ $	26.45 25.71 54	$ $	26.45 26.27 34	$ $	26.72 25.95 216	$ $	26.44 25.93 180	$ $	26.15 25.76 20	$ $	26.00 25.75 394	$ $	25.85 25.50 32	$ $	26.00 25.41 45	$26.10 $25.66 56
Pref. Series 23 High Low Vol (‘000)	$ $	26.25 25.78 115	$ $	26.00 25.77 120	$ $	26.73 25.88 207	$ $	26.40 25.80 80	$ $	26.00 25.71 276	$ $	26.68 26.00 196	$ $	26.95 26.15 73	$ $	26.95 26.25 276	$ $	26.35 25.95 225	$ $	26.06 25.35 295	$ $	25.70 25.35 330	$ $	25.70 25.46 138	$25.69 $25.19 129
Pref. Series 26 High Low Vol (‘000)	$ $	23.04 22.15 210	$ $	24.22 22.35 134	$ $	25.44 23.87 171	$ $	25.19 24.55 195	$ $	24.93 23.66 141	$ $	24.49 24.19 306	$ $	25.30 24.50 210	$ $	25.25 24.41 233	$ $	24.95 24.61 94	$ $	24.89 23.17 144	$ $	23.37 22.50 304	$ $	23.90 22.53 176	$24.49 $23.24 163
Pref. Series 27 High Low Vol (‘000)	$ $	22.26 21.25 301	$ $	23.39 21.40 300	$ $	24.88 23.04 279	$ $	24.75 23.80 159	$ $	24.22 22.76 160	$ $	23.94 23.30 114	$ $	24.45 23.70 276	$ $	24.48 23.84 122	$ $	24.18 23.70 134	$ $	24.06 22.66 158	$ $	22.77 22.09 166	$ $	22.94 22.00 206	$23.83 $22.75 198
Pref. Series 29 High Low Vol (‘000)	$ $	21.47 20.75 231	$ $	22.69 20.87 169	$ $	24.43 22.25 314	$ $	24.25 23.35 222	$ $	23.50 21.74 130	$ $	23.23 22.42 196	$ $	23.59 22.84 153	$ $	23.54 23.00 91	$ $	23.40 22.99 153	$ $	23.21 21.52 335	$ $	21.98 21.12 291	$ $	21.97 20.90 305	$23.04 $21.70 275
Pref. Series 30 High Low Vol (‘000)	$ $	19.15 18.50 621	$ $	20.05 18.40 624	$ $	22.00 19.88 311	$ $	21.29 20.46 356	$ $	20.81 19.68 332	$ $	20.89 19.95 281	$ $	21.10 20.47 294	$ $	21.24 20.67 338	$ $	21.05 20.46 295	$ $	20.77 19.34 378	$ $	19.64 18.77 381	$ $	19.39 18.75 402	$20.36 $19.32 492
Pref. Series 31 High Low Vol (‘000)	$ $	18.75 18.08 604	$ $	19.75 17.96 487	$ $	21.48 19.57 530	$ $	20.92 20.10 407	$ $	20.39 19.35 358	$ $	20.40 19.58 382	$ $	20.81 20.10 423	$ $	20.90 20.28 286	$ $	20.70 20.01 440	$ $	20.31 18.91 588	$ $	19.36 18.41 479	$ $	19.08 18.47 304	$19.98 $19.03 473
Pref. Series 32 High Low Vol (‘000)	$ $	18.69 17.55 196	$ $	19.00 17.46 259	$ $	20.69 18.80 252	$ $	20.38 19.28 333	$ $	19.54 18.50 507	$ $	19.69 18.64 270	$ $	19.90 19.18 268	$ $	20.25 19.49 331	$ $	20.05 19.55 303	$ $	19.77 18.32 349	$ $	18.51 17.77 438	$ $	18.30 17.81 306	$19.21 $18.20 656
Pref. Series 33 High Low Vol (‘000)	$ $	25.70 24.95 572	$ $	27.00 25.11 339	$ $	27.00 25.99 131	$ $	26.70 25.50 290	$ $	26.40 25.66 200	$ $	26.85 26.02 208	$ $	27.25 26.51 274	$ $	27.10 26.65 140	$ $	26.90 26.25 328	$ $	27.24 26.48 366	$ $	26.85 25.51 225	$ $	26.46 25.80 126	$26.99 $26.10 278
Pref. Series 35 High Low Vol (‘000)	$ $	27.33 26.67 480	$ $	27.95 27.05 397	$ $	28.00 27.54 342	$ $	28.12 27.47 623	$ $	27.59 26.51 447	$ $	28.00 27.42 674	$ $	28.48 27.81 589	$ $	28.15 27.64 531	$ $	28.04 27.75 274	$ $	28.60 27.96 873	$ $	28.18 26.50 857	$ $	27.38 26.62 325	$27.78 $27.05 428
Pref. Series 37 High Low Vol (‘000)	$ $	27.46 26.61 417	$ $	28.08 27.02 275	$ $	28.00 27.70 206	$ $	28.10 27.35 384	$ $	27.68 27.15 247	$ $	27.98 27.45 322	$ $	28.49 27.82 219	$ $	28.60 27.71 351	$ $	28.45 27.76 306	$ $	28.59 27.95 368	$ $	28.19 26.60 607	$ $	27.44 26.35 467	$28.00 $27.19 286

Note:

1 The June 2010 data includes trading prices and volume up to and including June 29, 2010.

Risk Factors

Investment in the Debt Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Debt Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Debt Securities. Prospective purchasers should consider the categories of risks identified and discussed in CIBC’s 2009 MD&A including credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk and those related to general economic conditions.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds to CIBC from the sale of the Debt Securities will be added to the general funds of CIBC.

Limitations on Enforcement of U.S. Laws Against

CIBC, its Management and Others

CIBC is a Canadian chartered bank. Many of its directors and executive officers, including many of the persons who signed the registration statement on Form F-9, of which this Prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of CIBC’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

CIBC has been advised by Blake, Cassels & Graydon LLP, its Canadian counsel, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. CIBC has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian Court within any applicable limitation period; (ii) the Canadian Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Canadian Court will render judgment only in Canadian dollars; and (iv) an action in the Canadian Court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to the public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

Independent Auditors

Ernst & Young LLP, Chartered Accountants, Toronto, Canada, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders with respect to the consolidated balance sheets of CIBC as at October 31, 2009 and 2008 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in three year period ended October 31, 2009. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the Securities Act and the applicable rules and regulations thereunder.

Legal Matters

Unless otherwise specified in the Prospectus Supplement, certain legal matters under Canadian law relating to the Debt Securities offered by a Prospectus Supplement will be passed upon on behalf of CIBC by Blake, Cassels & Graydon LLP. Certain legal matters in connection with the offering relating to United States law will be passed upon on behalf of CIBC by Mayer Brown LLP, Chicago, Illinois.

Documents Filed as Part of the Registration Statement

The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; the consent of Blake, Cassels & Graydon LLP; powers of attorney from directors and officers of CIBC; and the forms of indentures relating to the Debt Securities.

Statutory Rights for Canadian Purchasers

Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the Province of Ontario. The purchaser should refer to any applicable provisions of the securities legislation in the Province of Ontario for the particulars of these rights or consult with a legal advisor.

PART II

INFORMATION NOT REQUIRED TO BE

DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Under the Bank Act and the By-Laws of the Bank, the Bank indemnifies any director or officer of the Bank, any former director or officer of the Bank, and any other person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or the other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Bank pursuant to the provisions described above, or otherwise, the Bank has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The Bank has purchased, at its expense, a directors’ and officers’ liability insurance policy that covers individual directors and officers in circumstances where the Bank is not able or permitted to indemnify such individuals.

Exhibits

Exhibit Number	Description

4.1	The Bank’s Annual Information Form for the year ended October 31, 2009, dated December 2, 2009 (included as Exhibit B.3(A) to the Bank’s Annual Report on Form 40-F filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2009 (File No. 001-14678) (the “Form 40-F”) and incorporated by reference herein).

4.2	The Bank’s Management Proxy Circular dated January 14, 2010, prepared in connection with the Bank’s annual meeting of shareholders held on February 25, 2010 (included as Exhibit 99.1 to the Bank’s Form 6-K report filed with the SEC on February 4, 2010 (File No. 001-14678) and incorporated by reference herein).

4.3	The Bank’s consolidated financial statements for the year ended October 31, 2009, together with the auditors’ report thereon (included as Exhibit B.3(B) to the Form 40-F and incorporated by reference herein).

4.4	The Bank’s management’s discussion and analysis of financial conditions and results of operations for the year ended October 31, 2009 (included as Exhibit B.3(C) to the Form 40-F and incorporated by reference herein).

4.5	Certain portions of the Bank’s Annual Accountability Report for the year ended October 31, 2009 (included as Exhibit B.3(D) to the Form 40-F and incorporated by reference herein).

II-1

Exhibit Number	Description

4.6	The Bank’s comparative unaudited interim consolidated financial statements for the three-month and the six-month periods ended April 30, 2010 (included as Exhibit 99.1 to the Bank’s Form 6-K report filed with the SEC on May 27, 2010 (File No. 001-14678) and incorporated by reference herein).

4.7	The Bank’s management discussion and analysis of results of operations for the three-month and six-month periods ended April 30, 2010 (included as Exhibit 99.1 to the Bank’s Form 6-K report filed with the SEC on May 27, 2010 (File No. 001-14678) and incorporated by reference herein).

*5.1	Consent of Ernst & Young LLP.

*5.2	Consent of Blake, Cassels and Graydon LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-9).

*7.1	Form of Senior Debt Indenture.

*7.2	Form of Subordinated Debt Indenture.

*	Filed herewith.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertakings

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

The Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)2 of the Act.

Item 2.	Consent to Service of Process

Concurrent with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment of Form F-X referencing the file number of the Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on the 8th day of July, 2010.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Gerald T. McCaughey
Gerald T. McCaughey
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Gerald T. McCaughey, J. David Williamson and Michael G. Capatides as his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gerald T. McCaughey Gerald T. McCaughey	President, Chief Executive Officer and Director (Principal Executive Officer)	July 8, 2010

/s/ J. David Williamson J. David Williamson	Senior Executive Vice-President and Chief Financial Officer (Principal Financial Officer)	July 8, 2010

/s/ Shuaib Shariff Shuaib Shariff	Senior Vice-President and Chief Accountant (Principal Accounting Officer)	July 2, 2010

/s/ Brent S. Belzberg Brent S. Belzberg	Director	July 8, 2010

/s/ Jalynn H. Bennett Jalynn H. Bennett	Director	July 8, 2010

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Signature	Title	Date

/s/ Gary F. Colter Gary F. Colter	Director	July 8, 2010

/s/ Dominic D’Alessandro Dominic D’Alessandro	Director	July 8, 2010

/s/ Patrick D. Daniel Patrick D. Daniel	Director	July 8, 2010

/s/ Luc Desjardins Luc Desjardins	Director	July 8, 2010

/s/ Gordon B. Giffin Gordon B. Giffin	Director	July 8, 2010

/s/ Linda S. Hasenfratz Linda S. Hasenfratz	Director	July 8, 2010

/s/ Nicholas D. Le Pan Nicholas D. Le Pan	Director	July 8, 2010

/s/ John P. Manley John P. Manley	Director	July 8, 2010

/s/ Jane L. Peverett Jane L. Peverett	Director	July 8, 2010

/s/ Leslie Rahl Leslie Rahl	Director	July 8, 2010

/s/ Charles Sirois Charles Sirois	Director	July 8, 2010

/s/ Robert J. Steacy Robert J. Steacy	Director	July 8, 2010

/s/ Robert W. Tysoe Ronald W. Tysoe	Director	July 8, 2010

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Canadian Imperial Bank of Commerce in the United States, on July 8, 2010.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Michael G. Capatides
Michael G. Capatides
Chief Administrative Officer and General Counsel

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EXHIBIT INDEX

Exhibit Number	Description

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Blake, Cassels and Graydon LLP.

7.1	Form of Senior Debt Indenture.

7.2	Form of Subordinated Debt Indenture.

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